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                                                                   EXHIBIT 9.3


                    [ALL AMERICAN COMMUNICATIONS LETTERHEAD]


August 25, 1996


All American Communications
808 Wilshire Boulevard
Santa Monica, California 90401


Re:   Irrevocable Proxy


Gentlemen:

For good and valuable consideration I hereby grant to Anthony J. Scotti, for the lesser of 5 years or the period of my employment with All American Communications, Inc., an irrevocable proxy to vote all shares of Management Stock (as defined in the Shareholders Agreement dated February 25, 1991) owned by me with respect to any and all matters with respect to which a holder of shares of Common Stock is entitled to vote. Nothing in the foregoing shall prohibit me from selling some or all of such shares during my employment (upon which sale the proxy for the shares so sold shall terminate), subject to compliance with applicable law.


Sincerely,


/s/ Myron Roth
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    Myron Roth